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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Foothill Independent Bancorp

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  344905104

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Bennett Lindenbaum, c/o Basswood Partners, 52 Forest Avenue,
               Paramus, NJ  07652; (201) 843-3644

     (Date of Event which Requires Filing of this Statement)

                        February 3, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 344905104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basswood Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         311,608

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         311,608

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         311,608

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         6.89%

14. Type of Reporting Person

         PN














































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CUSIP No.:  344905104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Matthew Lindenbaum   ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         311,608

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         311,608

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         311,608

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                               -4-



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13. Percent of Class Represented by Amount in Row (11)

         6.89%

14. Type of Reporting Person

         IN














































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CUSIP No.: 344905104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Lindenbaum   ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         311,608

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         311,608

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         311,608

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                               -6-



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13. Percent of Class Represented by Amount in Row (11)

         6.89%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that the ownership of Basswood
Partners, L.P., Matthew Lindenbaum and Bennett Lindenbaum
(together, the "Reporting Persons") in the Common Stock, $.01 par value (the "Shares"), of Foothill Independent Bancorp (the
"Issuer") has increased from 5.83% to 6.89% of the Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Persons are deemed to beneficially own 311,608 Shares. All 311,608 Shares are held by either the Partnerships, the International Fund or the managed accounts. All the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of $3,161,348.15. The funds for the purchase of the Shares held in the Partnerships, the International Fund or the managed accounts have come from the working capital of the Partnerships, the International Fund or the managed accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Goldman Sachs & Co., such loans being secured by the securities owned by them.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Persons are deemed to be the beneficial owners of 311,608 Shares. Based on information received from the Issuer, as of December 31, 1996 there were 4,520,590 Shares outstanding.
         Therefore, the Reporting Persons are deemed to beneficially own 6.89% of the outstanding Shares. The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons since the most recent filing on Schedule 13D


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         were effected in open-market transactions and are set
         forth in Exhibit B hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons since the most recent filing on
              Schedule 13D is filed herewith as Exhibit B.


































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By:  /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President




                                 /s/ Matthew Lindenbaum
                             _________________________________
                             Matthew Lindenbaum


                                /s/ Bennett Lindenbaum
                             _________________________________
                             Bennett Lindenbaum

February 13, 1997


















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00705003.AG3



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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

February 13, 1997 relating to the Common Stock of Foothill

Independent Bancorp shall be filed on behalf of the

undersigned.


                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By:   /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President




                                  /s/ Matthew Lindenbaum
                             _________________________________
                             Matthew Lindenbaum


                                  /s/ Bennett Lindenbaum
                             _________________________________
                             Bennett Lindenbaum















00705003.AG3



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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS

                                          Price Per Share
  Date     Shares Purchased or (Sold) (excluding commission)
  ____      ________________________     _________________
01/14/97              1,100                   $11.625
01/15/97             10,000                    11.6875
01/16/97             10,000                    11.625
01/20/97             15,000                    11.625
01/21/97              5,000                    11.5
02/03/97              3,000                    12
02/04/97              4,600                    12
02/07/97              5,000                    11.75





































00705003.AG3